

June 15, 2012

Via E-mail
Martin J. Lyons, Jr.
Senior Vice President and Chief Financial Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

> **Re: Ameren Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 8-K filed May 4, 2012**
> **Form 10-Q for Quarterly Period Ended March 31, 2012**
> **Filed May 10, 2012**
> **File No. 1-14756**

Dear Mr. Lyons:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Gregory L. Nelson
      Senior Vice President and General Counsel